UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

            Nelnet, Inc.
(Name of Issuer)

         Class A Common Stock
(Title of Class of Securities)

            64031N 10 8
(CUSIP Number)

         12/31/2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]    Rule 13d-1(b)
[ ]    Rule 13d-1(c)
[ X ]    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64031N 10 8

1)	Names of Reporting Persons.

Muhleisen, Angela L.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)    [ ]
(b)    [ ]

3)    SEC Use Only

4)	Citizenship or Place of Organization

United States

Number of        5) Sole Voting Power            616,639 (1) (2)
Shares
Beneficially
Owned            6) Shared Voting Power            6,632,334 (1) (3)
by Each
Reporting
Person            7) Sole Dispositive Power            616,639 (1) (2)
With:

8) Shared Dispositive Power        6,632,334 (1) (3)

9)    Aggregate Amount Beneficially
Owned by Each Reporting Person                7,248,973 (1)

10)	Check if the Aggregate Amount in Row (9)
Excludes Certain Shares (See Instructions)                [ X ]

11)    Percent of Class Represented by Amount in Row (9)            24.2% (4)

12)	Type of Reporting Person (See Instructions) IN

(1)    All amounts in Rows 5-9 are as of December 31, 2018.

(2)
Represents shares of Class A common stock held by the reporting person. Such number of shares of Class A common stock reflects a gift transfer in 2018 of 1,755,000 shares of Class A common stock by the reporting person to the reporting person’s spouse (Dan D. Muhleisen, who has filed on October 1, 2018 a separate statement on Schedule 13G with respect to the issuer’s securities filed pursuant to Rule 13d-1(c), and an annual amendment thereto filed on or about the filing date of this amendment) as discussed below, and certain previous gifts by the reporting person of a total of 21,405 shares of Class A common stock to charitable organizations under Section 501(c)(3) of the Internal Revenue Code.

(3)
Includes (i) 2,448,362 shares of Class A common stock owned by the reporting person's spouse, which number of shares of Class A common stock reflects a gift transfer in 2018 of 1,755,000 shares of Class A common stock by the reporting person to the reporting person’s spouse as discussed above, an adjustment to increase the balance of shares of Class A common stock owned by the reporting person’s spouse by 52,982 shares in order to reflect that, as also discussed below with respect to a corresponding adjustment to decrease the number of shares of Class A common stock held jointly by the reporting person and her spouse, the 52,982 shares of Class A common stock for a gift in 2013 to a charitable organization under Section 501(c)(3) of the Internal Revenue Code were transferred from shares held jointly by the reporting person and her spouse, rather than from the reporting person’s spouse as originally reflected in this statement, and certain previous gifts by the reporting person’s spouse of a total of 20,713 shares of Class A common stock to charitable organizations under Section 501(c)(3) of the Internal Revenue Code; (ii) 52,344 shares of Class A common stock jointly owned by the reporting person and her spouse, which number of shares of Class A common stock reflects an adjustment to decrease the balance of shares of Class A common stock owned jointly by the reporting person and her spouse by 52,982 shares of Class A common stock in order to reflect that, as also discussed above with respect to a corresponding adjustment to increase the number of shares of Class A common stock held by the reporting person’s spouse, the 52,982 shares of Class A common stock for a gift in 2013 to a charitable organization under Section 501(c)(3) of the Internal Revenue Code were transferred from shares of Class A common stock held jointly by the reporting person and her spouse, rather than from the reporting person’s spouse as originally reflected in this statement; (iii) 692,885 shares of Class A common stock owned by the reporting person’s adult daughter; (iv) 686,538 shares of Class A common stock owned by the reporting person’s adult son, which number of shares of Class A common stock reflects distributions during November 2018 to the reporting person’s adult son of a total of 173,830 shares of Class A common stock from two of the four separate irrevocable trusts for the benefit of the adult daughter and the adult son of the reporting person and her spouse (the “Post-GRAT Trusts”) established upon the expiration of the annuity term of grantor retained annuity trusts (“GRATs”) established by the reporting person and her spouse as discussed below; (v) a total of 350,000 shares of Class A common stock held in two separate irrevocable trusts established by the reporting person and her spouse, of which the adult son and the adult daughter of the reporting person and her spouse are the initial beneficiaries; (vi) a total of 352,170 shares of Class A common stock held in four separate Post-GRAT Trusts, which number of shares of Class A common stock reflects distributions during November 2018 to the reporting person’s adult son of a total of 173,830 shares of Class A common stock from two of the four Post-GRAT Trusts pursuant to the terms thereof; and also includes shares that are owned by entities that the reporting person may be deemed to control, consisting of: (a) a total of 142,112 shares of Class A common stock and a total of 1,102,738 shares of Class B common stock (which shares are convertible into the same number of shares of Class A common stock at the option of the holder at any time, with each share of Class A common stock having one vote and each share of Class B common stock having ten votes on all matters to be voted upon by the issuer's shareholders) held by Union Bank and Trust Company (“Union Bank”), of which the reporting person is a director, chairperson, president, chief executive officer, and a significant shareholder through Farmers & Merchants Investment Inc., of which the reporting person is a director and president and, along with her spouse and adult children, owns or controls approximately 47.5% of the outstanding voting common stock, as trustee for a certain charitable remainder unitrust (“CRUT”), a certain GRAT, and certain other irrevocable trusts, which numbers of Class A common stock and Class B common stock reflect distributions during 2018 from such trusts of shares of Class A common stock and Class B common stock, respectively; (b) 24,000 shares of Class A common stock held by Union Bank as trustee for a charitable foundation; (c) 30,000 shares of Class A common stock held by Union Bank for its profit sharing plan; and (d) a total of 751,185 shares of Class A common stock held for the accounts of miscellaneous trusts, IRAs, and investment accounts at Union Bank, which is a commercial bank. Excludes a total of 5,943,449 shares of Class B common stock held by Union Bank as trustee for certain GRATs, certain post-annuity trusts established upon the expiration of the annuity term of certain GRATs, a certain charitable lead annuity trust, and certain other irrevocable trusts for which a majority owned subsidiary of the issuer has been designated to serve as investment adviser with investment power with respect to the assets held by such trusts and voting power with respect to shares of stock held by such trusts. The reporting person disclaims beneficial ownership of the shares discussed above except to the extent that the reporting person actually has or shares voting power or investment power with respect to such shares, and the reporting thereof shall not be construed as an admission that the reporting person is a beneficial owner of such shares.

(4)	This percentage reflects issuer repurchases of shares of Class A common stock during 2018, and a resulting reduction in the number of outstanding shares of Class A common stock.

Item 1.

(a)    Name of Issuer:

Nelnet, Inc.

(b)    Address of Issuer’s Principal Executive Offices:

121 South 13th Street
Suite 100
Lincoln, Nebraska 68508

Item 2.

(a)    Name of Person Filing:

Muhleisen, Angela L.

(b)	Address of Principal Business Office or, if none, Residence:

c/o Farmers & Merchants Investment Inc.
6801 South 27th Street
Lincoln, Nebraska 68512

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Class A Common Stock

(e)	CUSIP Number:

64031N 10 8

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)    [ ]    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[ ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) [ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	[ ] Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

Item 4. Ownership.

(a) Amount beneficially owned:
7,248,973

(b)    Percent of class:
24.2%

(c)    Number of shares as to which the person has:

(i)    Sole power to vote or to direct the vote:
616,639 (1)

(ii)    Shared power to vote or to direct the vote:
6,632,334 (2)

(iii)    Sole power to dispose or to direct the disposition of:
616,639 (3)

(iv)    Shared power to dispose or to direct the disposition of:
6,632,334 (4)

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

As discussed in footnote (2) for Rows 6) and 8) above, certain securities reported in this Schedule are held by or on behalf of persons other than the reporting person, which other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.    Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

Not applicable.

(1)    See footnotes for Row 5) above.

(2)    See footnotes for Row 6) above.

(3)    See footnotes for Row 7) above.

(4)    See footnotes for Row 8) above.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2019

Angela L. Muhleisen

/s/ Audra Hoffschneider
Name: Audra Hoffschneider
Title: Attorney-in-Fact*

* Pursuant to the power of attorney filed on February 12, 2018 as an exhibit to amendment no. 14 to this statement and incorporated herein by reference.